UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TOREADOR RESOURCES CORPORATION
(Name of Issuer)
Common Stock, par value $0.15625 per share
(Title of Class of Securities)
891050106
(CUSIP Number)
Michael Cooper, Esq.
Looper Reed & McGraw, P.C.
1601 Elm Street, Suite 4600
Dallas, Texas 75201
(214) 954-4135
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS FREDERIC AUBERTY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		102,359

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		736,048 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102,359

WITH	10	SHARED DISPOSITIVE POWER

736,048 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

907,458(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes Shares (defined below) owned by: (i) Antonia Lee; (ii) Auberty Co., Inc.; (iii) the Auberty 2001 Trust; and (iv) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Frederic Auberty.
(2) Includes Shares (defined below) owned by (i) Antonia Lee; (ii) Alexander Auberty Trust; (iii) William Auberty Trust; (iv) Auberty Co., Inc.; (v) the Auberty 2001 Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Frederic Auberty.
(3) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS ANTONIA LEE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		710,654(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

710,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

907,458(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes Shares owned by: (i) Antonia Lee directly and (ii) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Antonia Lee.
(2) Includes Shares owned by: (i) Frederic Auberty; (ii) Alexander Auberty Trust; (iii) William Auberty Trust; (iv) Auberty Co., Inc.; (v) the Auberty 2001 Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Antonia Lee.
(3) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS ALEXANDER AUBERTY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		34,526

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,526

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,458(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Auberty Co., Inc.; (iv) the Auberty 2001 Trust; (v) William Auberty Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Alexander Auberty Trust.
(2) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS WILLIAM AUBERTY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		34,525

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,525

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,458 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Auberty Co., Inc.; (iv) the Auberty 2001 Trust; (v) Alexander Auberty Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the William Auberty Trust.
(2) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS AUBERTY CO., INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,458 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Alexander Auberty Trust; (iv) William Auberty Trust; (v) the Auberty 2001 Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Auberty Co., Inc.
(2) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS AUBERTY 2001 TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,894

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,458 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Alexander Auberty Trust; (iv) William Auberty Trust; (v) Auberty Co., Inc.; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Auberty 2001 Trust.
(2) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS WILCO PROPERTIES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		81,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	907,458 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Alexander Auberty Trust; (iv) William Auberty Trust; (v) Auberty Co., Inc.; and (vi) the Auberty 2001 Trust, all of which may be deemed to be beneficially owned by the Wilco Properties, Inc.
(2) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS JEFF DOUMANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

	7	SOLE VOTING POWER

NUMBER OF		69,051(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,250(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		69,051(1)

WITH	10	SHARED DISPOSITIVE POWER

81,250(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

907,458 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes Shares owned by: (1) Alexander Auberty Trust and (ii) William Auberty Trust, all of which may be deemed to be beneficially owned by Jeff Doumany.
(2) Includes Shares owned by: Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Jeff Doumany.
(3) Includes Shares owned by: (i) Frederic Auberty; (ii) Alexander Auberty Trust; (iii) William Auberty Trust; (iv) Auberty Co., Inc.; (v) the Auberty 2001 Trust; and (vi) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Jeff Doumany.
(4) Based upon 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed February 9, 2010).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS ESTATE OF WILLIAM I. LEE, DECEASED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ NA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TEXAS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NA

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	891050106
Item 1. Security and Issuer.
This Amendment No. 1 (the “Amended Statement”) to the Schedule 13D Statement (the “Original Statement”) relates to the shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation (“Issuer”). The address of the principal executive officers of Issuer is 13760 Noel Road, Suite 1100, Dallas, Texas 75240. The Original Statement is amended only to the extent provided herein.
Item 2. Identity and Background
(a) This Amended Statement is being filed jointly on behalf of: (1) Frederic Auberty; (2) Antonia Lee; (3) Auberty Co., Inc., a corporation organized under the laws of the State of Texas (“Auberty Co.”); (4) the Auberty 2001 Trust, an irrevocable trust organized under the laws of the State of Texas; (5) Wilco Properties, Inc., a corporation organized under the laws of the State of Texas (“Wilco”); (6) the Alexander Auberty Trust, an irrevocable trust organized under the laws of the State of Texas; (7) the William Auberty Trust, an irrevocable trust organized under the laws of the State of Texas; (8) Jeff Doumany; and (9) the Estate of William I. Lee, Deceased (collectively, the “Reporting Persons”). The Reporting Persons may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)
(b) The principal business address of each Reporting Persons is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205.
(c) Frederic Auberty’s principal occupation is Chairman of the Board of Directors of Wilco. Frederic Auberty is a citizen of the United States of America.
Antonia Lee is presently retired from employment but serves as a director of Wilco. Antonia Lee is the widow of William I. Lee, former member of the Board of Directors of Issuer, who passed away on October 4, 2007. Antonia Lee serves as Independent Executrix of the Estate of William I. Lee (sometimes referred to herein as the “Estate”), which exists pursuant to letters testamentary issued in Dallas County, Texas on October 31, 2007 for the purpose of administering the Estate. Antonia Lee is a citizen of the United States of America. As of the date hereof, the Estate has no beneficial ownership of any Shares.
The principal business of Auberty Co. is investment in oil and gas properties and companies engaged in the oil and gas industry. Frederic Auberty is the President and sole member of the Board of Directors of Auberty Co. The shareholders of Auberty Co. are Frederic Auberty, his wife Melissa Auberty, and the Auberty 2001 Trust.
The purpose of the Auberty 2001 Trust is to provide health, welfare and education of the children of Frederic and Melissa Auberty. The Trustees of the Auberty 2001 Trust are Frederic Auberty and Melissa Auberty.
Jeff Doumany’s principal occupation is Chief Executive Officer of Wilco. Jeff Doumany is a citizen of the United States of America.

CUSIP No.	891050106
The principal business of Wilco is oil and gas exploration, development and production. Antonia Lee is the majority shareholder of Wilco. The names and present principal occupations or employment of the executive officers and directors of Wilco are set forth below. The principal business address of each executive officer and director is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205. Each executive officer and director is a citizen of the United States of America.

PRESENT PRINCIPAL OCCUPATION
NAME	OR EMPLOYMENT

Frederic Auberty	Chairman of the Board of Directors of Wilco

Antonia Lee	Director of Wilco; Retired

Lewis Fisher	Director of Wilco; Investment Advisor

Jeff Doumany	Director of Wilco; President and Chief Executive Officer of Wilco

R.B. Liquori	Director of Wilco; Retired

Howard Stein	Vice President, Secretary and Treasurer of Wilco

Tami Treisch	Assistant Secretary of Wilco
The purpose of the Alexander Auberty Trust is to provide for the health, welfare and education of Alexander Auberty, the son of Frederic Auberty and Melissa Auberty. The Alexander Auberty Trust is a testamentary trust created under the will of William I. Lee and the trustee of the Alexander Auberty Trust is Jeff Doumany.
The purpose of the William Auberty Trust is to provide for the health, welfare and education of William Auberty, the son of Frederic Auberty and Melissa Auberty. The William Auberty Trust is a testamentary trust created under the will of William I. Lee, and the trustee of the William Auberty Trust is Jeff Doumany.
(d) During the past five years, none of the Reporting Persons or the executive officers and directors of Wilco set forth above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
(e) During the past five years, none of the Reporting Persons or the executive officers and directors of Wilco set forth above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	891050106
Item 3. Source and Amount of Funds or Other Consideration.
Since the Original Statement, the Estate of William I. Lee acquired 15,000 shares upon exercise of certain stock options discussed in the Original Statement using the funds of the Estate. The 277,609 Shares held by the Estate as of the date of the Original Statement were distributed to Antonia Lee, the Alexander Auberty Trust and the William Auberty Trust pursuant to the terms of the will of William Lee.
Item 4. Purpose of Transaction.
The Reporting Persons have acquired the Shares for investment purposes. To the knowledge of the Reporting Persons, none of the Reporting Persons currently have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Based on various factors such as current or anticipated trading prices for the Shares, market and industry conditions, the financial and operating condition of Issuer, and the composition of Issuer’s Board of Directors, the Reporting Persons may acquire additional Shares or sell all or part of their Shares, in their sole discretion, in open market or private transactions without any prior notice to Issuer. The Reporting Persons may also communicate with and make suggestions to Issuer’s officers, directors and other shareholders from time to time with respect to the Issuer, including matters involving the Issuer’s operations, policies, management and Board of Directors composition.
Item 5. Interest in Securties of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own 907,458 Shares. Of the 907,458 Shares reported in this Item 5(a): (i) 102,359 Shares are held directly by Frederic Auberty; (ii) 629,404 Shares are held directly by Antonia Lee; (iii) 3,500 Shares are held directly by Auberty Co., Inc.; (iv) 21,894 Shares are held directly by the Auberty 2001 Trust; (v) 81,250 Shares are held directly by Wilco; (vi) 34,526 Shares are held directly by the Alexander Auberty Trust; and (vii) 34,525 Shares are held directly by the William Auberty Trust. Each of the Reporting Persons may be deemed to be acting in concert with respect to the Shares, and therefore, may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As a result, each Reporting Person may be deemed to beneficially own the Shares held by all other Reporting Persons. To the knowledge of the Reporting Persons, none of the executive officers or directors of Wilco beneficially own any Shares.
The 907,458 Shares beneficially owned by the Reporting Persons constitute approximately 4.2% of the Shares, based on a total of 21,492,099 Shares outstanding as of February 12, 2010 (as reported in Issuer’s Prospectus Supplement filed on February 9, 2010).

CUSIP No.	891050106
(b)

			Shared				Shared
	Sole Power		Power		Sole Power		Power
Reporting Person	to Vote		to Vote		to Dispose		to Dispose
Frederic Auberty	102,359		736,048	(1)	102,359		736,048	(1)
Antonia Lee	0		710,654	(2)	0		710,654	(2)
Auberty Co.	0		3,500		0		3,500
Auberty 2001 Trust	0		21,894		0		21,894
Wilco	0		81,250		0		81,250
Alexander Auberty Trust	34,526		0		34,526		0
William Auberty Trust	34,525		0		34,525		0
Jeff Doumany	69,051	(3)	81,250	(4)	69,051	(3)	81,250	(4)
Estate of William I. Lee	0		0		0		0
(1) Includes Shares held directly by: (i) Antonia Lee; (ii) Wilco (of which Antonia Lee is the majority shareholder and may be deemed to share voting and dispositive power with respect to such Shares); (iii) Auberty Co. (of which Frederic Auberty is President, sole member of the Board of Directors and a controlling shareholder and may be deemed to share voting and dispositive power with respect to such Shares); and (iv) the Auberty 2001 Trust (of which Frederic Auberty is a Trustee and may be deemed to share voting and dispositive power with respect to such Shares). Frederic Auberty may be deemed to have shared voting and dispositive power with respect to Shares held by Antonia Lee and Wilco pursuant to a Power of Attorney executed by Antonia Lee appointing Frederic Auberty as her attorney-in-fact.
(2) Includes Shares held directly by (i) Antonia Lee and (ii) Wilco (of which Antonia Lee is the majority shareholder and may be deemed to share voting and dispositive power with respect to such Shares). Frederic Auberty may be deemed to have shared voting and dispositive power with respect to these Shares as set forth in Note (1) above.
(3) Jeff Doumany, as sole trustee of the Alexander Auberty Trust and the William Auberty Trust, has sole voting and dispositive power with respect to such Shares.
(4) Includes Shares held directly by Wilco of which Jeff Doumany is Director, President and Chief Executive Officer and shareholder with a ten percent (10%) ownership interest, and may be deemed to share voting and dispositive power with respect to such Shares. Frederic Auberty may be deemed to have shared voting and dispositive power with respect to these Shares as set forth in Note (1) above.

CUSIP No.	891050106
(c) Transactions in the Shares by any of the Reporting Persons since the filing of the Original Statement are set forth in Schedule A herein. To the Reporting Persons knowledge, none of the executive officers or directors of Wilco has since the filing of the Original Statement effected any transactions in any Shares.
(d) The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to the Power of Attorney recorded as Instrument No. 20070405183 in the Official Public Records of Dallas County, Texas on November 9, 2007, Antonia Lee appointed Frederic Auberty as her attorney-in-fact to perform a broad range of acts, including the powers provided in a “statutory durable power of attorney” as set forth in Section 490 of the Texas Probate Code. Such Power of Attorney includes the power to perform stock transactions, including stock transactions involving the Shares.
The Original Statement reported that the Estate of William I. Lee had the right to acquire up to 15,000 Shares at any time prior to October 4, 2008 upon the exercise of certain stock options (the “Stock Options”) set forth in Exhibits 2 and 3 to the Original Statement. On September 19, 2008, the Estate exercised the Stock Option set forth in Exhibit 2 to the Original Statement for 5,000 Shares at an exercise price of $4.12 per share. On September 19, 2008, the Estate exercised the Stock Option set forth in Exhibit 3 to the Original Statement for 10,000 Shares at an exercise price of $3.10 per share.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement, dated March 25, 2010, among Frederic Auberty; Antonia Lee; the Estate of William I. Lee, Deceased; Auberty Co., Inc.; Auberty 2001 Trust; Wilco Properties, Inc.; the Alexander Auberty Trust; the William Auberty Trust; and Jeff Doumany.

CUSIP No.	891050106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.
Date: March 25, 2010

/s/ Frederic Auberty
Frederic Auberty

By:	/s/ Frederic Auberty
Frederic Auberty, as attorney-in-fact
for Antonia Lee

THE ESTATE OF WILLIAM I. LEE, DECEASED
By:	/s/ Antonia Lee
Antonia Lee, Independent Executrix

AUBERTY CO., INC.
By:	/s/ Frederic Auberty
Frederic Auberty, President

AUBERTY 2001 TRUST
By:	/s/ Frederic Auberty
Frederic Auberty, Trustee

WILCO PROPERTIES, INC.
By:	/s/ Frederic Auberty
Frederic Auberty, Chairman

CUSIP No.	891050106

ALEXANDER AUBERTY TRUST
By:	/s/ Jeff Doumany
Jeff Doumany, Trustee

WILLIAM AUBERTY TRUST
By:	/s/ Jeff Doumany
Jeff Doumany, Trustee

/s/ Jeff Doumany
Jeff Doumany

Schedule A
Transactions in Shares since Original Statement
Subsequent to the Original Statement, the Estate exercised the Stock Options for 15,000 Shares and distributed 292,609 Shares as follows: 113,558 Shares to Antonia Lee; 89,525 Shares to the William Auberty Trust; and 89,526 Shares to the Alexander Auberty Trust.
Set forth below is a summary of the transactions in Shares by any of the Reporting Persons since the date of the Original Statement except for the exercise of the Stock Options and the distribution of Shares from the Estate referred above. All such transactions occurred between September 10, 2009 and January 25, 2010 and were open market transactions through registered broker-dealers.

Sold		Average Weighted
Shares	Seller	Sale Price
360,000	Antonia Lee	9.59
82,000	Frederic Auberty	10.43
10,500	Auberty Co, Inc.	9.48
11,400	Auberty 2001 Trust	9.72
56,400	Wilco Properties	8.67
55,000	William Auberty Trust	10.71
55,000	Alexander Auberty Trust	10.70

A-1